Room 4561

January 11, 2007


David Herbst, Manager
Bootheel Agri-Energy, LLC
1214 Linn Street
Sikeston, MO 63801

> **RE:    Bootheel Agri-Energy, LLC.**
> **Registration Statement on Form SB-2/A**
> **File No. 333-136915**
> **Filed on January 3, 2007**

Dear Mr. Herbst:

We have reviewed the above-captioned filing and have the following comments.

General

1.  Please update the beneficial ownership to the latest practicable date.

Part II – Information Not Required in Prospectus

Exhibits

2.  Please file executed copies of the legality and tax opinions.  Currently, we note that you provide "form of" agreements.

3.  Please file an updated escrow agreement.  Section 7 of the agreement still references calendar year 2006.

*      *      *      *

As appropriate, please amend your filings in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We direct your attention to Rule 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

       You may contact Christine Davis at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.  If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc:    Gregory G. Johnson, Esq.
       by facsimile at (816) 374-3300